Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is a transcript of a video message to FirstBank employees posted to FirstBank’s internal website on September 8, 2025. Kevin Classen, FirstBank Chief Executive Officer: Hi, everyone. I hope by now you've seen the announcement from me about our agreement to be acquired by the PNC Financial Services Group. I know that change can be unsettling, but when approached the right way, at the right time, it can also bring incredible opportunities. I'm happy to be here in Pittsburgh with PNC Chairman and CEO Bill Demchak to talk about what this means for FirstBank, as well as our customers, our communities, and all of you. But first, let me say that we did not take this decision lightly. This is a privately held bank that is built on the strength of our people and relationships. We consider many factors, none more important than you, your careers and your futures. While we don't know the full picture of who will continue on with PNC and who will transition out, what we do know is that PNC is committed to maintaining and investing in all of First Bank's branches and branch teams, which are critically important for our customers and our markets. What gave us confidence in this decision was knowing we would be joining PNC, a top performing and well-respected financial institution that for 160 years has consistently delivered for its clients, strengthened its communities and invested in its employees. PNC shares many of our values and is similarly focused on doing the right thing for its stakeholders, including its employees, many of whom have been at PNC for 10, 20 and even 30 years, some spending their entire careers at the company. For these and many other reasons, I firmly believe this is the right step in our journey, for our customers, for our communities, and for all of you. With that, I'll ask Bill to share more about PNC, their strategy and culture. William S. Demchak, PNC Chairman and Chief Executive Officer: Thanks, Kevin and hello everybody. It's great to have you here at our headquarters. By the way, you know that the 10, 20 and 30 years and in terms of how long people have been here, I have celebrated with employees who have been here 50 years, going way back. And we have these 25 year anniversary get togethers in each market and it's actually really fun to see how many people have spent their whole careers here. And in any event, we've spent a lot of time, preparing for this day, helping to ensure that our mutual decision to bring our companies together, is going to position us, well, to serve our clients, communities and importantly, all of you. You know, as Kevin mentioned, earlier, I know this is a significant change for you, but here's what I'd like to share about PNC. The first thing is we've done this before. Actually, eight times, since 2000, to be exact, and we’ve done it really well. We have many employees who have joined us through acquisitions, most recently through BBVA, and, and they've gone on to fantastic careers. In fact, you've probably seen in Colorado and Arizona, BBVA added to our franchise and is now PNC. I can also assure you that our, our two companies may look a little bit different on a piece of paper, but actually, we have a lot in common. We, you know, our company is built around people and relationships. And a big part of this is our regional president model, which allows us to deliver big bank capabilities at a local level, building deep relationship with our clients, in communities where we're a larger bank that tries to deliver small. You know, and we when we talk to your market presidents and how you guys go to market and how, you know, clients, I actually think that's going to fit really well with what we try to do in these communities. You know, we've said forever that when our communities thrive and prosper, we prosper. It's a pretty obvious statement, but I don't know that a lot of banks actually think that way. We want to be embedded in the communities, be seen as one of the good guys, somebody who's there for the totality of the place, not just parts of the community. You know, the strength of our strategy, technology, talent, I think together we can build on a really strong foundation that you guys have built over the years. And by the way, you should be incredibly proud of what you built, but I think we can build on that to deliver even more services, to more clients in both Colorado and Arizona. I'd also like to mention maybe I should have led with this, our values. Everybody has a list of values, but we, you know, we live by these things, and they're important to us. And it's, you know, respect, integrity, teamwork, performance, customer focus, diversity and inclusion and importantly, quality of life. You know, they inform our decisions, and how we show up for each other every day and how we're heavily invested in our communities. You know, our value structure. And you'll come to know this, right? We spend a huge part of our waking lives, you know, at work. And we do our very best as a team of people to make that an enjoyable experience. It should be something you look forward to and you enjoy, and you have a positive future. And, everything we do inside of our values and our employee commitment kind of works towards that goal. One of the things we've been doing for 23 years is just on the community side is something called PNC Grow Up Great that supports early childhood education. This is just kind of an example of how we get involved with the community, not just with money, but with people. This program, we've given away $270 million in grants since we started it. And our employees that volunteered more than 1.2 million hours, to support it. So we support volunteer hours for our employees against specific causes and this is one of them. You know, in the end, look, I know this is a lot to digest, which is why you're going to be hearing a lot more from Kevin and myself and our leadership teams over the coming weeks. And we'll share more about what to expect from now through legal close, which we anticipate being in early January, subject to all the required approvals, including, opportunities for you and your teams as part of a larger growing organization. You know, as I often share to our employees, who many of you will soon meet, as PNC grows so do career opportunities. When you're with a growing company, right? You can naturally grow with it. And we have, you know, as we've talked about, aspirations together to be a lot more than either of us are, individually. We're going to share as quickly as we can more about PNC’s benefits and resources, including our strong commitment to talent development of our colleagues so they have meaningful careers here at PNC. And in the meantime, as we work towards legal close, you have my commitment that our efforts are going to be guided by our strong corporate culture and our core values. We have a long and successful track record of acquisitions and mergers and I'm confident that working together, we're going to be really successful at this, and, I'm just wildly excited. Thank you guys for your support, and I look forward to meeting, many of you soon, hopefully all of you at some point. I know that's a big number of people, but, it's a great market. You guys have just done a remarkable job, and we couldn't be more excited about being in the power of these two companies together, so thank you, Kevin. Kevin Classen, FirstBank Chief Executive Officer: Thank you. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form

S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward- looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331.

No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.